November 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Paul Fischer

Re:	Mosaic Acquisition Corp.

Registration Statement on Form S-4

Amendment No. 2 Filed November 18, 2019

File No. 333-233911

Ladies and Gentlemen:

On behalf of Mosaic Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 22, 2019 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Form S-4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation, page 78

1.

We note your response to comment 3 and your statement that “all existing Vivint Smart Home equity holders ... are entitled to receive at the time of the merger a portion of the earnout shares... based on their relative share ownership in Vivint Smart Home immediately prior to the merger (‘Earnout Shares’).” In connection with your determination of the accounting related to Earnout shares which you state is still ongoing, tell us how you considered the applicability of ASC 480-10-25-8 and 9 as they relate to such shares.

The Registrant respectfully advises the Staff that it considered ASC 480-10-25-8 and 9 in connection with its preliminary determination of the accounting related to the Earnout Shares.

ASC 480-10-25-8 states:

An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

The Registrant notes that the Earnout Shares do not obligate the Registrant to repurchase its equity shares (rather, the Registrant will be issuing equity shares), nor do the Earnout Shares represent instruments indexed to the financial instrument in question (such as forward purchase options or put warrants). The Earnout Shares simply represent incremental shares of the Registrant’s common stock to be issued upon achievement of the earnout vesting criteria. Additionally, if the earnout criteria are achieved, the Earnout Shares will be settled in shares of common stock and not by a transfer of assets, such as cash. As a result, neither of the characteristics of ASC 480-10-25-8 apply to the Earnout Shares, and classification as a liability is not required. Further, as the Registrant is not transferring its assets, ASC 480-10-25-9 is not applicable.

2.

We note that the issuance of 25 million shares (or 12.5 million shares at each instance when each of the VWAP thresholds is met) would significantly dilute shares then outstanding. Additionally, the value of the shares to settle such earnouts is material to your pro forma balance sheet. In a note to the pro forma financial statements, please quantify the contingent value of such earnouts and the related number of shares which have been excluded in your pro forma presentations to provide investors a more comprehensive understanding of all related transactions.

In response to the Staff’s comment, the Registrant has expanded its disclosure on page 72 to include the maximum potential value of the shares issued, in the event the $12.50 and $15.00 earnout criteria are achieved, along with the percentage dilution to stockholders if the earnout shares were issued, assuming the current capitalization structure.

Critical Accounting Policies and Estimates

Capitalized Contract Costs, page 192

3.	Please expand your impairment policy disclosure to clearly describe your full compliance with the guidance in ASC 340-40-35-3, consistent with your response to comment 7.

In response to the Staff’s comment, the Registrant has expanded its policy disclosures on pages 192, 193, F-54, F-55 and F-108 to describe its full compliance with the guidance in ASC 340-40-35-3, consistent with its response to comment 7 in its letter to the Staff dated November 18, 2019.

Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Covenant Compliance, page 214

4.

Please confirm that the calculation of the non-GAAP measure “Covenant Adjusted EBITDA,” as disclosed on pages 214-215, is identical to what is specified in the credit agreements governing the revolving credit facility, the 2024 Term Loan B, and the existing notes.

The Registrant respectfully advises the Staff that the calculation of the non-GAAP measure “Covenant Adjusted EBITDA” presented in the Registration Statement is in accordance with the agreements governing the revolving credit facility, the 2024 Term Loan B and the existing notes.

5.

We note the disclosure regarding your ability to satisfy tests based on Covenant Adjusted EDITDA for the applicable four-quarter period. Revise the disclosure on page 215 to limit the disclosure of this non-GAAP measure to the most recent four-quarter period. Also, disclose the results of the tests described on page 214 as of the most recent four-quarter period. Indicate whether you are at risk of failing any of the tests and advise us.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 215, 216 and 217 to (1) limit disclosure of Covenant Adjusted EBITDA to the most recent four-quarter period and (2) disclose the results of tests based on Covenant Adjusted EBITDA for such period. The Registrant respectfully advises the Staff that while the Registrant is, and intends to remain, in compliance with its debt covenants, the Registrant’s business, and its ability to maintain compliance with the terms of the Registrant’s debt agreements, is subject to various risks and other factors described in the Registration Statement. See, e.g., “Risk Factors—Risks Relating to Vivint Smart Home’s Indebtedness—The debt agreements governing Vivint Smart Home’s existing indebtedness impose significant operating and financial restrictions on Vivint Smart Home and Vivint Smart Home’s subsidiaries, which may prevent Vivint Smart Home from capitalizing on business opportunities.”

Material U.S. Federal Income Tax Consequences, page 283

6.

We have considered the changes to the tax disclosure in response to prior comment 4 and the tax opinions filed as Exhibits 8.1 and 8.2. Further revise the disclosure on pages 284 and 285 to indicate you have received a tax opinion from Paul, Weiss that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Remove language suggesting that the material tax consequences that counsel is opining upon assume the merger is treated as a reorganization within the meaning of Section 368(a) of the Code.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 285 and 286 to indicate that it has received a tax opinion from Paul, Weiss that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and to remove language suggesting that the material tax consequences that counsel is opining upon assume the merger is treated as a reorganization within the meaning of Section 368(a) of the Code.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission
Kathleen Krebs
Robert S. Littlepage
Kathryn Jacobson

Mosaic Acquisition Corp.
David M. Maura
William H. Mitchell

Vivint Smart Home, Inc.
Shawn J Lindquist

Simpson Thacher & Bartlett LLP
Elizabeth A. Cooper
Igor Fert